UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

MIRAGE ENERGY CORPORATION
(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

60463B109

(CUSIP Number)

Michael R. Ward, 900 Ison Rd., Ste. 306, San Antonio, TX 78216 Tel. No. (210) 858-3970

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60463B109	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MICHAEL R. WARD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 327,864,000 (1)
	8.	SHARED VOTING POWER N/A
	9.	SOLE DISPOSITIVE POWER 327,864,000 (1)
	10.	SHARED DISPOSITIVE POWER N/A

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 327,864,000 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.26% (3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

_____________

(1)	Includes 200,000,000 votes possessed by the 10,000,000 Series A Preferred stock which votes on an "as converted" basis.
(2)	Includes 10,000,000 Series A Preferred shares which are convertible into 200,000,000 common shares.
(3)	Percentage calculated on the Series "A" Preferred stock on an "as converted" basis.

CUSIP No. 60463B109	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the "Issuer Common Stock") and Series "A" Preferred Stock (the "Issuer Preferred Stock") of Mirage Energy Corporation, a Nevada corporation formerly known as Bridgewater Platforms, Inc., (the "Issuer"). The address of the principal executive offices of the Issuer is 900 Isom, Suite 306, San Antonio, Texas 78216.

Item 2. Identity and Background.

This statement is being filed by Michael R. Ward, an individual (the "Reporting Person"). The Reporting Person's principal occupation is that of President, Secretary and Treasurer of the Issuer. The Reporting Person's address is: c/o Mirage Energy Corporation, 900 Isom, Suite 306, San Antonio, Texas 78216.

The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

Item 3. Source or Amount of Funds or Other Consideration.

The Reporting Person acquired 3,274,000 shares of the Issuer’s Common Stock, on, or about July 28, 2016, pursuant to stock purchase agreements with two (2) of the Issuer’s largest shareholders for the purpose of owning a significant interest in the Issuer. Prior to the closing of the acquisition of these shares, Mr. Ward was named to the Issuer’s Board of Directors as of August 10, 2016. Mr. Ward acquired an additional 10,000,000 shares of Issuer Common Stock, and 10,000,000 shares of Series "A" Issuer Preferred Stock on January 24, 2017. The Series A is convertible into 200,000,000 shares o Issuer Common Stock and votes 200,000,000 shares on an "as converted basis". These additional shares were acquired in a business combination transaction with 4Ward Resources, Inc. on January 24, 2017.

Item 4. Purpose of Transaction.

The Reporting Person acquired 10,000,000 shares of Issuer Common Stock and 10,000,000 shares of Series A Issuer Preferred Stock in a business combination transaction whereby the Issuer acquired 100% of 4Ward Resources, Inc.

Item 5. Interest in Securities of the Issuer.

(a) As of January 24, 2017, the aggregate number of shares of Issuer Common Stock held by the Reporting Person was 127,864,000 shares which represented 41.22% of the Issuer's total issued and outstanding common Stock and 10,000,000 shares of Series "A" Issuer Preferred Stock which represents 100% of the issued and outstanding Preferred Stock.

(b) The Reporting Person has sole voting and dispositive power over the securities referred to above in paragraph (a) of this Item 5.

(c) During the past (60) days preceding the filing of this Schedule 13D, the Reporting Person has not purchased any shares of the Issuer.

(d) The power to direct the proceeds from the sale of, and the receipt of dividends from, the sale of any Common Stock described in paragraph (a) of this Item 5 is held by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person has no contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP No. 60463B109	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated August 11, 2017

/s/ Michael R. Ward
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